Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended September 30, 2022 and 2021

(In thousands of United States dollars)

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2022 and 2021

(In thousands of United States dollars)

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss	2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3
Condensed Consolidated Interim Statements of Cash Flows	4
Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

September 30, 2022 and December 31, 2021

(In thousands of United States dollars)

	September 30,	December 31,
	2022	2021
Assets

Current assets:
Cash and cash equivalents (note 4)	$72,861	$150,078
Short-term investments (note 4)	291,505	98,728
Trade and other receivables	409	369
Research tax credit receivable	825	1,000
Prepaid expenses and other assets	12,504	8,029
Total current assets	378,104	258,204

Non-current assets:
Right-of-use asset	646	853
Other assets	256	218
Deferred tax asset	196	220
In-process research and development asset (note 5)	50,100	50,100
Total non-current assets	51,198	51,391
Total Assets	$429,302	$309,595

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables	$22,057	$16,674
Current income tax liabilities	—	21
Lease liability	241	254
Total current liabilities	22,298	16,949

Non-current liabilities:
Lease liability	362	617
Total non-current liabilities	362	617
Total Liabilities	22,660	17,566

Shareholders' equity:
Share capital (note 6 (a))	975,995	799,391
Other equity (notes 6 (b) (i))	45,016	37,664
Deficit	(623,667)	(554,324)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	406,642	292,029

Commitments and contingencies (note 9)
Subsequent event (note 12)
Total Liabilities and Shareholders’ Equity	$429,302	$309,595

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data)

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenues	$4	$4	$12	$12

Expenses:
Research and development	17,354	19,260	41,334	47,240
Research tax credits	(113)	(206)	(379)	(537)
	17,241	19,054	40,955	46,703

General and administrative	5,838	3,821	15,267	10,096
Total operating expenses	23,079	22,875	56,222	56,799
Loss from operating activities	(23,075)	(22,871)	(56,210)	(56,787)

Finance income	1,861	47	2,557	371
Finance costs	(3,517)	(57)	(4,140)	(44)
Net finance (costs) income (note 7)	(1,656)	(10)	(1,583)	327
Loss before income taxes	(24,731)	(22,881)	(57,793)	(56,460)

Income taxes	(25)	—	41	—
Net loss and total comprehensive loss for the period	$(24,706)	$(22,881)	$(57,834)	$(56,460)

Loss per share (note 8)
Basic and diluted	$(0.20)	$(0.29)	$(0.52)	$(0.72)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 6 (a))
Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(57,834)	—	(57,834)

Total comprehensive loss for the period	—	—	(57,834)	—	(57,834)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2022 Offering (note 6 (a))	175,950	—	(11,509)	—	164,441
Issued upon stock option exercises (note 6 (b) (i))	654	(573)	—	—	81

Stock-based compensation (note 6 (b) (i))	—	7,925	—	—	7,925
Balance, September 30, 2022	$975,995	$45,016	$(623,667)	$9,298	$406,642

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 6 (a))
Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(56,460)	—	(56,460)

Total comprehensive loss for the period	—	—	(56,460)	—	(56,460)

Transactions with shareholders, recorded directly in shareholders’ equity:

Stock-based compensation (note 6 (b) (i))	—	4,867	—	—	4,867
Balance, September 30, 2021	$575,286	$36,227	$(525,289)	$9,298	$95,522

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars)

	Nine-month periods ended
	September 30,
	2022	2021
Cash flows from operating activities:
Net loss for the period	$(57,834)	$(56,460)
Adjustments for:
Depreciation	216	136
Stock-based compensation	7,925	4,867
Net finance (costs) income, excluding realized effect of foreign exchange on operating assets and liabilities	1,439	(327)
Other items	20	(8)
Changes in operating assets and liabilities
Trade and other receivables	(63)	(65)
Research tax credits receivable	64	(250)
Prepaid expenses and other assets	(4,622)	(385)
Deferred tax asset	24	—
Trade and other payables	6,487	12,842
Current income tax liabilities	(21)	—
	(46,365)	(39,650)

Cash flows from financing activities:
Issuance of common shares through 2022 Offering, net of share issue costs	164,634	—
Payment of share issue costs - 2021 Offering	(746)	—
Issuance of common shares - Proceeds received from exercise of stock options	81	—
Payment of deferred financing costs	(114)	(472)
Lease liability – principal repayments	(236)	(136)
Interest paid	(28)	(21)
	163,591	(629)

Cash flows from investing activities:
Purchases of short-term investments	(236,930)	—
Sales of short-term investments	42,812	16,358
Interest received	835	172
	(193,283)	16,530
Net decrease in cash and cash equivalents	(76,057)	(23,749)

Cash and cash equivalents, beginning of period	150,078	48,889

Effect of foreign exchange on cash and cash equivalents	(1,160)	137

Cash and cash equivalents, end of period	$72,861	$25,277

Supplemental cashflow disclosure:
Non-cash transactions:
Share issue costs related to equity offerings, in Trade and other payables	$193	$—
Deferred financing costs, in Trade and other payables	116	—
Ascribed value related to issuance of common shares upon stock options exercise (note 6 (b) (i))	573	—
Value of DSUs in Prepaid expenses (note 6 (b) (ii))	154	171

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.     Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitivity indications. The Company's product candidate, BLU-5937, is a highly selective P2X3 antagonist in development for RCC and other cough hypersensitivity indications. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol BLU.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The annual consolidated financial statements of the Company as at and for the year ended December 31, 2021 are available on our web site at www.bellushealth.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2.     Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2021.

These condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2022 were approved by the Board of Directors on November 14, 2022.

(b)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimates of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.     Basis of preparation (continued):

(b)	Use of estimates and judgements (continued):

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

(c)	Functional and presentation currency:

Items included in the condensed consolidated interim financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These condensed consolidated interim financial statements are presented in United States dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented.

(d)   COVID-19 pandemic:

The COVID-19 pandemic continues to cause significant financial market and social disruption. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, the impact of any new variants nor the impact of the vaccines that are now accessible. If the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions due to the pandemic, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

3.    Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2021.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

4.    Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	September 30,	December 31,
	2022	2021
Cash balances with banks	$4,817	$31,841
Short-term investments with initial maturities of three months or less or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 2.56% to 3.00% as at September 30, 2022 (December 31, 2021 – 0.15% to 0.73%)	68,044	118,237
Cash and cash equivalents	72,861	150,078

Short-term investments with initial maturities greater than three months:
Term deposits, yielding interest at 3.60% to 4.21% as at September 30, 2022 (December 31, 2021 – nil)	54,331	—
Term deposits issued in CAD (CAD $49,410), yielding interest at 1.10% to 4.20% as at September 30, 2022 (December 31, 2021 – (CAD $34,007), 0.45% to 1.10%)	35,729	26,906
Bearer deposit notes, yielding interest at 0.40% to 3.79% as at September 30, 2022 (December 31, 2021 – 0.40%)	175,312	37,003
Bearer deposit notes issued in CAD (CAD $44,008), yielding interest at 0.80% to 0.85% as at December 31, 2021	—	34,819
T-Bill, yielding interest at 3.13% as at September 30, 2022 (December 31, 2021 – nil)	26,133	—
Short-term investments	291,505	98,728
Cash, cash equivalents and short-term investments	$364,366	$248,806

5.     In-process research and development asset:

As at September 30, 2022 and December 31, 2021, the aggregate carrying value of the in-process research and development (“IPR&D”) asset related to BLU-5937 amounted to $50,100. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-lived intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity:

(a)	Share capital:

Changes in issued and outstanding common shares for the nine-month periods ended September 30, 2022 and 2021 were as follows:

	Number	Dollars
Balance, December 31, 2021	106,390,361	$799,391

Issued in connection with the 2022 Offering (note 6 (a) (i))	19,021,622	175,950
Issued upon stock option exercises (note 6 (b) (i))	380,933	654
Balance, September 30, 2022	125,792,916	$975,995

	Number	Dollars
Balance, September 30, 2021 and December 31, 2020	78,337,361	$575,286

(i)	On July 18, 2022, the Company closed an equity offering, issuing 16,540,541 common shares from treasury at a price of $9.25 per share for gross proceeds of $153,000. On July 28, 2022, the underwriters of the equity offering exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 2,481,081 common shares from treasury at a price of $9.25 per share, for additional gross proceeds of $22,950 (together, the “2022 Offering”). Share issue costs of $11,509, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.

“At-the-market” sales agreement:

On December 23, 2020, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2020 ATM Sales Agreement”) with Jefferies pursuant to which it could from time to time sell through at-the-market distributions with Jefferies acting as sales agent, its common shares for aggregate gross proceeds of up to $50 million, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. On July 13, 2022, prior to the launch of the 2022 Offering, the Company terminated the 2020 ATM Sales Agreement.

During the nine-month period ended September 30, 2022, no common shares were sold under the ATM program. As a result of the ATM program’s termination, total costs incurred to register the Sales Agreement, amounting to $390 and previously recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position, were recorded in the condensed consolidated interim statement of loss and other comprehensive loss and are presented in Finance costs.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements:

(i)	Stock option plan:

Changes in outstanding stock options issued under the stock option plan for the nine-month periods ended September 30, 2022 and 2021 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2021	7,774,833	$3.69
Granted (2),(3),(4), (5)	3,755,000	$7.12
Exercised (6)	(468,054)	$1.28
Forfeited	(76,000)	$5.62
Balance, September 30, 2022	10,985,779	$4.95

	Number	Weighted average exercise price (1)
Balance, December 31, 2020	6,288,166	$3.88
Granted (7),(8),(9), (10)	1,528,000	$4.31
Forfeited	(152,167)	$5.88
Balance, September 30, 2021	7,663,999	$3.85

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding period.
(2)	2,945,000 stock options were granted on February 23, 2022, having an exercise price of $7.01; 2,320,000 stock options were granted to key management personnel and 625,000 were granted to other employees.
(3)	390,000 stock options were granted to key management personnel on March 23, 2022, having an exercise price of $6.38.
(4)	220,000 stock options were granted to other employees on May 11, 2022, having an exercise price of $7.85.
(5)	200,000 stock options were granted to other employees on July 15, 2022, having an exercise price of $9.39.
(6)	Of these stock options exercised, 380,933 common shares were issued, and 87,121 stock options were returned to the Company and cancelled as a result of the cashless exercise feature provided in the Company’s stock option plan.
(7)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.
(8)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.
(9)	50,000 stock options were granted to other employees on May 10, 2021, having an exercise price of $3.92.
(10)	20,000 stock options were granted to other employees on August 11, 2021, having an exercise price of $3.10.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2022:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.83	50,000	8.5	10,000
$3.92	50,000	8.6	10,000
$4.36	1,388,000	8.4	277,600
$6.38	390,000	9.5	—
$7.01	2,945,000	9.4	—
$7.04	160,000	9.1	—
$7.85	220,000	9.6	—
$9.39	180,000	9.8	—

Stock options granted in CAD (1)
$0.78 (CAD $1.08)	667,222	4.6	667,222
$0.91 (CAD $1.26)	1,084,447	5.4	855,558
$1.09 (CAD $1.51)	41,667	5.1	33,333
$1.30 (CAD $1.80)	666,945	—	666,945
$1.48 (CAD $2.05)	41,667	5.8	33,334
$2.27 (CAD $3.14)	162,000	8.1	30,000
$2.59 (CAD $3.58)	28,000	7.9	10,000
$2.92 (CAD $4.03)	28,611	3.4	28,611
$2.98 (CAD $4.12)	420,000	8.2	84,000
$3.15 (CAD $4.36)	974,998	6.4	582,777
$6.07 (CAD $8.39)	512,222	7.1	204,889
$10.06 (CAD $13.91)	910,000	7.5	364,000
$10.64 (CAD $14.72)	65,000	7.6	26,000
	10,985,779	7.4	3,884,269

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

Stock-based compensation

For the three and nine-month periods ended September 30, 2022, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plans) in the amount of $2,965 and $7,925 respectively in the condensed consolidated interim statement of loss and other comprehensive loss; of this amount, $1,256 and $3,130, respectively, is presented in Research and development expenses and $1,709 and $4,795, respectively, is presented in General and administrative expenses ($1,426 and $4,867 for the corresponding periods of the previous year, $568 and $1,767 respectively presented in Research and $858 and $3,100 respectively presented in development and General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the nine-month periods ended September 30, 2022 and 2021 were as follows:

	2022	2021
Weighted average fair value of stock options at grant date	$5.25	$3.34
Weighted average share price	$7.12	$4.31
Weighted average exercise price	$7.12	$4.31
Risk-free interest rate	2.07%	0.95%
Expected volatility	100%	112%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Deferred share unit (“DSU”) plan:

Changes in the number of units outstanding for the nine-month periods ended September 30, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, beginning of period	311,065	253,028
Units granted (1)	30,208	71,317
Balance, end of period	341,273	324,345
Balance of DSU liability, included in Trade and other payables (2)	$3,598	$1,977

(1)	All DSUs were granted to key management personnel.
(2)	Balance of DSU liability as at December 31, 2021 amounted to $2,503.

The stock-based compensation net expense related to DSU plan recorded in the condensed consolidated interim statement of loss and other comprehensive loss for the three and nine-month periods ended September 30, 2022 amounted to $785 and $1,362, respectively, presented in General and administrative expenses ($1,061 and 1,118 respectively for the corresponding periods of the previous year). During the nine-month period ended September 30, 2022, the Company granted 30,208 DSUs having a fair value per unit of $7.47 (CAD $10.33) (71,317 DSUs having an average fair value per unit of $3.65 (CAD $4.63) were granted during the nine-month period ended September 30, 2021).

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Net finance (costs) income:

Finance income and Finance costs for three and nine-month periods ended September 30, 2022 and 2021 were attributed as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2022	2021	2022	2021
Interest income	$1,861	$47	$2,557	$181
Foreign exchange gain	—	—	—	190
Finance income	1,861	47	2,557	371
Interest expense on lease liability	(8)	(7)	(27)	(23)
Interest and bank charges	(18)	(3)	(28)	(21)
Impairment of deferred financing costs	—	—	(390)	—
Realized loss on sale of bearer deposit notes prior to maturity	—	—	(268)
Foreign exchange loss	(3,491)	(47)	(3,427)	—
Finance costs	(3,517)	(57)	(4,140)	(44)
Net finance (costs) income	$(1,656)	$(10)	$(1,583)	$327

8.	Loss per share:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2022	2021	2022	2021
Basic and diluted weighted average number of common shares outstanding	121,801,612	78,337,361	111,739,075	78,337,361
Basic and diluted loss per share	$(0.20)	$(0.29)	$(0.52)	$(0.72)

Excluded from the calculation of the diluted loss per share for the three and nine-month periods ended September 30, 2022 and 2021 is the impact of all stock options granted under the stock option plan, as they would be anti-dilutive.

Stock options granted under the stock option plan could potentially be dilutive in the future.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Commitments and contingencies:

(a)	Contracts in the normal course of business:

As at September 30, 2022, the Company has commitments for expenditures related to contracts for research and development activities of approximately $52,708 (approximately $15,153 as at December 31, 2021), of which $4,718 is expected to be payable in 2022, $15,968 in 2023, $14,755 in 2024, $10,569 in 2025 and $6,698 in 2026.

(b)	Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, Plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, 2021, the Company and the named executive officers moved to dismiss the amended complaint. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint. On June 17, 2022, Plaintiff filed a motion for leave to amend his complaint, which all remaining defendants opposed. On September 21, 2022, the court granted all defendants’ motions to dismiss in full, dismissing all counts, denied Plaintiff’s motion for leave to amend his complaint, and ordered the case to be closed. On September 22, 2022, all of Plaintiff’s claims were dismissed and the case was closed. Plaintiff did not file a notice of appeal within the 30-day deadline for appeal.

On July 6, 2022, a Company stockholder, Jason Gallanti (the “Canadian Plaintiff”), filed a statement of claim before the Ontario Superior Court of Justice against the Company alleging negligent misrepresentation and claims under the Ontario Securities Act (“OSA”) and equivalent provincial securities legislation relating to disclosures concerning the Company’s Phase 2a RELIEF trial. The Canadian Plaintiff seeks certification of the action as a class proceeding on behalf of those who purchased the Company’s stock on the TSX, leave to pursue statutory claims under the OSA, compensatory damages, prejudgment and post-judgment interest, and costs of the action.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Commitments and contingencies (continued):

(b)	Contingencies (continued):

No provision has been made in the financial statements for the resolution of the above matters. Resolution of these matters could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, given the early stage of these matters, the final resolution is not currently projected to have a material adverse effect on the Company’s financial position.

10.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $69 and $207 (CAD $96 and CAD$286) and $76 and $228 (CAD$96 and CAD$286) under the consulting and services agreement for the three and nine-month periods ended September 30, 2022 and 2021, respectively.

(c)	Key management personnel:

The Chief Executive Officer, the Chief Financial Officer, the Chief Medical Officer, the Chief Scientific Officer, the Chief Operating Officer, Senior Vice Presidents and Directors of BELLUS Health are considered key management personnel of the Company.

The aggregate compensation for the three and nine-month periods ended September 30, 2022 and 2021 to key management personnel of the Company is set out below:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2022	2021	2022	2021
Short term benefits	$1,021	$709	$3,057	$2,184
DSU plan expense	785	1,061	1,362	1,118
Stock option plan expense	2,175	1,236	5,998	3,837
	$3,981	$3,006	$10,417	$7,139

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

11.	Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at September 30, 2022 and December 31, 2021.

For its financial assets and liabilities measured at amortized cost as at September 30, 2022, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

12.	Subsequent event:

On November 14, 2022, concurrent with the filing of the financial statements, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2022 ATM Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell through ATM distributions with Jefferies acting as sales agent (the “Agent”) its common shares for aggregate gross proceeds of up to $80,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada.

The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the 2022 ATM Sales Agreement in accordance with its terms.

As at September 30, 2022, total costs incurred to register the Sales Agreement, amounting to $37, are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.